SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated August 6, 2004

                           Commission File No. 1-14838

                               -------------------
                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)
                                -------------------

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

   Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosures: A press release dated August 6, 2004 announcing that Rhodia has finalized the sale of its potable and waste water treatment business.

   Incorporated by reference into Rhodia's Registration Statements on Form F-4
                      (Reg. No. 333-107379 and 333-116215)

                                 [Rhodia logo]

                                                                  Press release

Rhodia finalizes the sale of its potable and waste water treatment business to Feralco

Paris, August 6, 2004 - Following the letter of intent signed with Feralco May 25, Rhodia today announced that it has finalized the sale of its potable and waste water treatment business.

Mainly targeting the European market, this business includes aluminium salts and polyaluminum chloride products, used primarily in the water treatment markets. It generated sales in 2003 of 26.5 million euros.


Contacts:

Rhodia Press Relations

Beverley Miles   +33 1 55 38 40 25

Rhodia Investor Relations

Nicolas Nerot     +33 1 55 38 43 08

                                    SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: August 6, 2004                          RHODIA

                                              By:  /s/ PIERRE PROT
                                                 -----------------------
                                              Name:  Pierre PROT
                                              Title: Chief Financial Officer